SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CONVERIUM HOLDING AG
(Name of Subject Company)

CONVERIUM HOLDING AG
(Name of Person Filing Statement)

Registered Shares, Nominal Value CHF 5 Per Share
American Depositary Shares, each representing one half of one Registered Share
(Title of Class of Securities)

Registered Shares*
American Depositary Shares (CUSIP: 21248N107)
(CUSIP Number of Class of Securities)

Christian Felderer
Converium Holding AG
Dammstrasse 19
CH-6301 Zug
Switzerland
+41 44 639 9335

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person Filing Statement)

With copies to:

Gregory B. Astrachan, Esq.
Willkie Farr & Gallagher LLP
1 Angel Court
London EC2R 7HJ
England
+44 207 696 5455

     *There is no CUSIP number assigned to the Registered Shares.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

		Page
Item 1.	Subject Company Information	1
Item 2.	Identity and Background of Filing Person	1
Item 3.	Past Contacts, Transactions, Negotiations and Agreements	1
Item 4.	The Solicitation or Recommendation	4
Item 5.	Persons/Assets Retained, Employed, Compensated or Used	12
Item 6.	Interest in Securities of the Subject Company	12
Item 7.	Purposes of the Transaction and Plans or Proposals	13
Item 8.	Additional Information to be Furnished	13
Item 9.	Exhibits	14
EX-99(A)(1)
EX-99(A)(2)
EX-99(A)(3)
EX-99(A)(4)
EX-99(A)(5)
EX-99(A)(6)
EX-99(A)(7)
EX-99(A)(23)
EX-99(A)(24)
EX-99(A)(25)
EX-99(A)(26)
EX-99(A)(27)
EX-99(A)(28)
EX-99(A)(29)
EX-99(E)(1)
EX-99(E)(5)

i

Item 1.	Subject Company Information.

(a)  The name of the subject company is Converium Holding AG, a company organized under the laws of Switzerland (the “Company” or “Converium”). The address of the Company’s principal executive offices is Dammstrasse 19, CH-6301 Zug, Switzerland and the telephone number is +41 44 639 9335.

(b)  The title of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates are (1) the Company’s registered shares, par value 5 Swiss Francs (“CHF”) per share (the “Shares”) and (2) the Company’s American Depositary Shares (as evidenced by American Depositary Receipts), each American Depositary Share representing one-half (1/2) of one Share (the “ADSs”). As of March 22, 2007, there were 146,473,231 Shares and 10,894,430 ADSs outstanding.

Item 2.	Identity and Background of Filing Person.

(a)  Name and Address of the Person Filing this Statement

The filing person’s name, business address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference. The Company’s website address is www.converium.com.  The information on the Company’s website should not be considered a part of this Schedule 14D-9.

(b)  Tender Offer of the Purchaser

This Schedule 14D-9 relates to the unsolicited exchange offer (the “Offer”) by SCOR, S.A. (“SCOR” or the “Offeror”) disclosed in the Offer Prospectus of SCOR filed with the Swiss Takeover Board on April 5, 2007 (as may be amended from time to time, the “Offer Prospectus”). The terms and conditions under which the Offer (as defined below) is made are set forth in the Offer Prospectus. Under the terms of the Offer, each Share may be exchanged for 0.5 ordinary shares, with a nominal value of €7.8769723, of the Offeror (the “SCOR Shares”) and CHF 4, the cash portion of which may be reduced by the gross amount of any dilutive effects in respect of the Shares prior to the consummation of the Offer (the “Offer Consideration”). The Offer is governed by the laws of Switzerland and is extended to all holders of Shares located outside of the United States and Japan. The Offer Prospectus indicates that the Offer is not extended to holders of the Company’s ADSs, regardless of whether such ADSs are held by persons outside of the United States or Japan.

The Offer Prospectus indicates that the Offer is not capable of acceptance during the ten trading day period following the publication of the Offer Prospectus (the “Cooling Off Period”). Following the Cooling Off Period, the Offer will remain open for acceptance from April 23, 2007 until May 22, 2007, 4:00 p.m. CET (the “Offer Period”). As provided in the Offer Prospectus, if the Offer is successful, an additional acceptance period of ten trading days for subsequent acceptances of the Offer will be available after expiration of the Offer Period (the “Additional Acceptance Period”). The Offer Prospectus provides that if the Offer Period is not extended, this Additional Acceptance Period is expected to remain open from May 29, 2007 to June 11, 2007, 4:00 p.m. CET.

The Offeror’s periodic filings with the United States Securities and Exchange Commission (the “SEC”) state that the address of the Offeror’s principal executive offices is 1, avenue du Général de Gaulle, 92 800 Puteaux, France and the telephone number is +33 1 46 98 00 00.

All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Offeror or its affiliates, or actions or events with respect to any of them, was obtained from reports filed by the Offeror with the SEC, the Offer Prospectus, and press releases of and correspondence from the Offeror, and the Company takes no responsibility for such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9 or in excerpts from Converium’s Annual Report on Form 20-F, dated June 29, 2006, filed as Exhibit (e)(1) (the “2006 Form 20-F”), as of the date of this Schedule 14D-9, there are no material agreements, arrangements, or understandings or any actual or potential conflicts of interest between Converium or its affiliates and (1) Converium, its executive officers, directors or affiliates or (2) the Offeror, its executive officers, directors or affiliates.

(a)  Arrangements with Executive Officers and Directors of Converium

Consideration Payable to Executive Officers and Directors of the Company Pursuant to the Offer.  If the directors and executive officers of the Company who own Shares exchange their Shares in the Offer, they will receive the Offer Consideration for their Shares on the same terms and conditions as all other shareholders of the Company who exchange their Shares. As of April 12, 2007, the directors and executive officers of Converium beneficially owned in the aggregate 204,441 Shares and 310,617 options to purchase Shares, which were currently exercisable or exercisable within 60 days. If the directors and executive officers of the Company were to exercise all of the vested options held by them and exchange all of their Shares in the Offer and the Offer were consummated, they would receive an aggregate of 257,529 SCOR Shares and an amount in cash equal to approximately CHF 2,060,032. The following chart sets forth individual ownership of Shares and outstanding stock options to purchase Shares held by each of the members of Converium’s Board of Directors and Converium’s executive officers, all of which will become vested and exercisable if the Offer is consummated:

		Number of			Weighted
		Shares Vesting			Average
	Number of	Upon	Number of	Number of	Exercise
	Vested	Consummation	Options Held	Options Held	Price
Name	Shares(1)	of Offer(2)	(Unexercisable)	(Exercisable)	(CHF)

Members of Board of Directors
Lennart Blecher	1	—	—	—	—
Detlev Bremkamp	1	—	—	—	—
Dr. Markus Dennler (Chairman)	2,111	—	—	5,774	11.85
Derrell J. Hendrix	3,289	—	—	13,282	20.73
Rudolf Kellenberger (Vice Chairman)	2,111	—	—	5,774	11.85
Professor Dr. Harald Wiedmann	1	—	—	—	—

Executive Officers
Inga Beale	40,603	46,594	35,091	21,014	15.80
Paolo De Martin	18,726	39,281	17,722	5,907	15.20
Jakob Eugster	—	10,784	—	—	—
Christian Felderer	27,882	44,413	48,219	62,265	14.65
Benjamin Gentsch	86,316	70,898	69,469	139,938	15.59
Dr. Markus Krall	—	32,340	19,494	6,498	15.20
Andreas Zdrenyk	23,400	45,063	38,012	50,165	14.80

(1)	Represents the number of Shares vested and held as of April 12, 2007 without giving effect to the consummation of the Offer.

(2)	Represents the number of Shares that vest immediately upon consummation of the Offer and does not include the number of Shares currently vested, which is reflected in the first column.

The excerpts filed as Exhibit (e)(1) to this Schedule 14D-9 are incorporated herein by reference, and include the information on the following pages and with the following headings from the 2006 Form 20-F:

•	Page 95, “Annual Incentive Plan”;

•	Page 95, “Employee Stock Purchase Plan”; and

•	Page 95, “Long Term Incentive Plan”.

Employment Arrangements.  Converium is party to employment agreements (collectively, and as amended, the “Employment Agreements”) with the following individuals: (i) Ms. Inga Beale (our Chief Executive Officer), (ii) Mr. Paolo De Martin (our Chief Financial Officer), (iii) Mr. Christian Felderer (our General Legal Counsel), (iv) Mr. Jakob Eugster (our Executive Vice President for Standard Property & Casualty Reinsurance), (v) Mr. Andreas Zdrenyk (our Chief Operating Officer), (vi) Mr. Benjamin Gentsch (our Executive Vice President for Specialty Lines) and (vii) Dr. Markus Krall (our Chief Risk Officer) (collectively, the “Executives”). Except in the case of Dr. Markus Krall, the Employment Agreements provide the Executives with payments and benefits in the event of a “take-over situation,” defined in the Employment Agreements as the conclusion of a binding tender offer for more than 33 1/3% of the total voting power of Converium. If during the 12-month period following a take-over situation, an Executive’s employment is terminated by the Company without cause (as defined in the applicable Employment Agreement) or by such Executive for good reason (as defined in the applicable Employment Agreement), the Executive will be entitled to the following payments, payable in a lump sum 120 days following termination of employment: (i) an amount equal to 12 months’ base salary calculated at the higher of the Executive’s base salary on the closing date of the transaction or the Executive’s base salary at the time notice of termination is given, and (ii) an amount equal to 100% of the Executive’s personal Annual Incentive Plan target as in effect on the closing date of the transaction. The Executives will also continue to be entitled to all of the benefits to which they were entitled, including those provided for in the Employment Agreements, during the notice period preceding their actual termination. The notice period for the Executives is six months, except for Ms. Beale and Dr. Krall whose notice periods are 12 months. The terms of Dr. Krall’s Employment Agreement provide that in the event that Dr. Krall is terminated by the Company for any reason other than cause (as defined in his Employment Agreement), he will be entitled to a severance payment equal to two times his annual base salary, payable within 30 days of such termination. As discussed above, in the event of a take-over situation, all outstanding options and/or Shares granted to the Executives under Converium’s equity-based compensation plans will immediately vest.

If the Executives’ employment were terminated as described above, the Executives would be entitled to receive the following cash payments:

Payment(1)
Name	(CHF)

Inga Beale	1,950,000
Paolo De Martin	962,500
Jakob Eugster	962,500
Christian Felderer	700,000
Benjamin Gentsch	988,750
Dr. Markus Krall	1,100,000
Andreas Zdrenyk	787,500

(1)	In addition to these amounts, the Executives are entitled to continued contractual benefits during their respective notice periods, as well as any pension benefits they accrue during such time pursuant to Converium’s pension scheme.

Board Remuneration.  Except as set forth below, for the term 2006-2007, the overall cash compensation for the Board of Directors is as follows:

Cash Compensation
Function	(CHF)

Ordinary Board Member — No Committee Chair	106,667
Ordinary Board Member — With Committee Chair	146,467
Vice Chairman of the Board	220,000
Chairman of the Board	440,000

One half of the cash compensation is paid on the date of the Annual General Meeting at the beginning of the annual period for which the Board members serve and the other half is paid on the date of the Annual General Meeting at the end of the annual period.

In addition to the cash compensation discussed above, members of the Board of Directors are entitled to receive equity compensation granted on the date of the Annual General Meeting at the end of the annual period, which is comprised of Shares with a value equal to one quarter of the cash compensation (subject to certain transfer restrictions for a period of three years), and options to purchase Shares with a value equal to one quarter of the cash compensation calculated pursuant to the Black-Scholes formula and using Converium’s Share price at the beginning of the applicable period.

The Board of Directors of Converium has authorized the payment of additional compensation in recognition of the additional extraordinary work performed by Dr. Dennler in connection with the Offer on an hourly/daily basis derived from the compensation for his regular work. As Dr. Dennler’s compensation is based on an assumption that he will spend 72 work days a year in his capacity as Chairman of the Board of Directors, the Board set the maximum amount of daily compensation for his work on the Offer by dividing his total annual compensation by 72. Additionally, members of our Board of Directors (other than Dr. Dennler) are entitled to receive additional compensation in connection with their participation at special meetings of the Board of Directors related to the Offer (CHF 5,000 for attending in person and CHF 2,500 for attending by phone or video conference).

Indemnification Agreements.  Converium maintains customary directors’ and officers’ insurance for its directors and officers. In addition, Converium has entered into agreements with Mr. Derrell Hendrix, a member of the Company’s Board of Directors, as well as Converium’s former directors. Pursuant to these agreements, the Company has agreed to indemnify Mr. Hendrix and former directors, including in connection with the securities litigation pending before the United States District Court in the Southern District of New York, for costs and legal expenses incurred in conjunction with his alleged professional liability to shareholders, bondholders, creditors or others caused by actions or omissions by Mr. Hendrix in his capacity as a director, except where such professional liability was caused by his intentional misconduct or gross negligence and provided that such legal expenses are not covered by Converium’s existing directors’ and officers’ liability insurance or are otherwise reimbursable to Mr. Hendrix by a plaintiff.

(b) Related Party Transactions

In 2003, Converium retained RISConsulting Group LLC, of which Mr. Hendrix, one of our directors, is co-owner and Chief Executive Officer, for certain consulting services. Converium paid total fees of $20,833 to RISConsulting Group LLC for services rendered in 2005. In 2006, RISConsulting Group LLC did not render any services. Mr. Hendrix is also a manager and owner of approximately 57% of the outstanding share capital of RISC Ventures LLC, a Delaware-based limited liability company created to manage and operate companies engaged in commercializing technologies and intellectual properties developed by RISConsulting Group LLC and its affiliates. In April 2004, Converium AG acquired approximately 17.5% of RISC Ventures LLC, which it sold to a third party on October 28, 2005.

Converium and its affiliates engage in occasional ordinary course reinsurance transactions with Revios Rîuckversicherung AG, a wholly owned subsidiary of SCOR. These transactions have been entered into on commercially reasonable terms and conditions on an arm’s-length basis based on prevailing market conditions.

Other than as disclosed herein, there are no material agreements, arrangements, understandings or potential conflicts of interest between the Company or its affiliates, on the one hand, and SCOR or its respective executive officers, directors or affiliates on the other.

Item 4.	The Solicitation or Recommendation.

(a)  Recommendation of the Board

After careful consideration, including a thorough review of the Offer with the DSC (as defined below), as well as with the Company’s executive officers and independent financial and legal advisors, the Board of Directors unanimously determined on April 12, 2007 that the unsolicited Offer fundamentally fails to recognize the full value of Converium’s franchise and growth prospects and carries significant business, integration and execution risks and, therefore, is not in the best interest of Converium, its shareholders or its customers. Converium’s management and the Board of Directors believe that Converium can deliver more value to its shareholders with fewer execution risks than the proposed Offer, by continuing to deliver consistency and continuity under its existing business model, i.e., as an international multi-line reinsurer with geographic emphasis on Europe, Asia-Pacific, Central & South America and the Middle East, and a focus on global specialty lines.

ACCORDINGLY, AND FOR THE REASONS DESCRIBED BELOW, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE UNSOLICITED OFFER AND NOT TENDER YOUR SHARES PURSUANT TO THE OFFER.

A press release relating to the Board of Directors’ recommendation to you to reject the Offer is filed as Exhibit (a)(28) to this document and is incorporated herein by reference.

(b)  Reasons for the Recommendation

Background

In light of industry consolidation, the Board of Directors of Converium met in the fourth quarter of 2006 to discuss the need to establish a manual setting forth strategies to maintain the Company’s corporate existence in the event of a takeover attempt. The manual provided for the creation of a defense steering committee to be headed by the Chairman of the Board of Directors (the “DSC”). In addition to Dr. Dennler, the Board of Directors appointed the following individuals to serve as members of the DSC: (i) Mr. Rudolf Kellenberger (our Vice-Chairman), (ii) Ms. Inga Beale (our Chief Executive Officer), (iii) Mr. Paolo De Martin (our Chief Financial Officer) and (iv) Mr. Christian Felderer (our General Legal Counsel). Additionally, the Board of Directors appointed Credit Suisse and J.P. Morgan plc (“JP Morgan”) as independent financial advisors to the DSC, and charged the DSC and its independent financial advisors with assisting the Board of Directors in conducting a thorough review and analysis of any offer to purchase the Company, together with the assistance and advice of the Company’s legal advisors.

On Friday, February 16, 2007, late in the evening, Dr. Dennler received a telephone call from Mr. Martin Ebner, the Chairman of Patinex AG (“Patinex”), to propose that Dr. Dennler attend a meeting the following day with Mr. Denis Kessler, Chairman and Chief Executive Officer of SCOR, to discuss a potential combination of SCOR and Converium. During this telephone call, Mr. Ebner indicated that the combined company could be a Swiss company significantly headed up by Converium’s existing management, with Dr. Dennler serving as Vice-Chairman and Ms. Inga Beale serving in a prominent role. That same evening, Mr. Ebner also contacted Ms. Beale and Mr. Kellenberger and informed them that he agreed to sell his Shares to SCOR. During these conversations, Mr. Ebner discussed the strategic benefits of merging Converium with SCOR.

After discussing SCOR’s unsolicited proposal with one of Converium’s independent financial advisors, Credit Suisse, Dr. Dennler agreed to meet with Mr. Kessler and Mr. Ebner on Saturday, February 17, 2007, together with Mr. Kellenberger. During the meeting, Messrs. Dennler and Kellenberger were presented with a proposed transaction titled Project Boileau, which, contrary to the outline of the transaction proposed by Mr. Ebner the previous day, set forth a structure which essentially resulted in a takeover of Converium, with the combined entity being operated and controlled by SCOR. Mr. Kessler also indicated that he would remain the sole CEO and Chairman of the Board of Directors of the proposed combined entity’s 15 person board, and that SCOR would only enter into discussions subject to Converium entering into a confidentiality agreement containing an exclusivity clause, which would have prevented Converium from analyzing alternative options for the benefit of its shareholders. As part of his presentation, Mr. Kessler also informed Messrs. Dennler and Kellenberger that overnight SCOR had entered into sale and purchase agreements to acquire Patinex’s and Alecta’s stakes in Converium, claiming as a result that SCOR controlled 32.9% of the capital and the voting rights of Converium.

The following day, Sunday, February 18, 2007, SCOR sent a letter to Dr. Dennler suggesting that SCOR and Converium combine their businesses and that such combination would be the best strategic opportunity for, and would be highly beneficial to, the two companies’ shareholders. On that same day, Converium’s Board of Directors, along with certain members of the DSC and Converium’s independent financial advisors, Credit Suisse and JPMorgan, met to discuss and review SCOR’s proposal. After considering the proposal, the Board unanimously rejected the proposal on the grounds that the proposal fundamentally failed to recognize the full value of Converium’s franchise and growth prospects and therefore, was not in the best interest of Converium, its shareholders or its customers. The Board also authorized the issuance of a press release to publicly reject the proposal, which was issued on Monday, February 19, 2007.

On Monday, February 19, 2007, SCOR publicly announced that it had acquired a 32.9% interest in Converium’s outstanding Shares, of which 8.3% and 24.6% were acquired through direct market purchases and share purchase agreements, respectively. Pursuant to a Share Purchase Agreement, dated as of February 16, 2007, between SCOR and Patinex, SCOR agreed to purchase from Patinex 14,185,350 Shares as well as warrants to purchase an additional 14,835,000 Shares. Pursuant to a Share Purchase Agreement, dated as of February 18, 2007, between SCOR and Alecta pensionsfîorsîakring (“Alecta”), SCOR agreed to purchase from Alecta 7,100,000 Shares. Both share purchase agreements are subject to regulatory approval.

Later that day, Ms. Beale met with Mr. Kessler to further discuss the specifics of a proposed merger of SCOR and Converium. Following this discussion, the DSC convened for the first time to discuss and plan a course of action with respect to SCOR’s unsolicited proposal.

On Tuesday, February 20, 2007, Converium’s Board of Directors convened a meeting at which Baker & McKenzie Zurich was retained as outside Swiss legal counsel to Converium for purposes of responding to SCOR’s unsolicited proposal. At this meeting, the Board of Directors reaffirmed their unanimous rejection of SCOR’s proposal on the grounds that the proposal fundamentally failed to recognize the full value of Converium’s franchise and growth prospects and, therefore, was not in the interest of Converium, its shareholders or its customers. On that same day, Dr. Dennler sent a letter to Dr. Dieter Gericke of Homburger Rechtsanwälte, SCOR’s Swiss legal counsel, refusing SCOR’s request to enter into a confidentiality agreement with Converium.

On Friday, February 23, 2007, SCOR sent a letter to Converium suggesting that if Converium and SCOR merged into one combined entity, the combined entity’s board of directors would consist of a mixture of both SCOR directors and certain Converium directors. In this letter, SCOR also suggested that it would offer certain management positions to each of Converium’s Executives. The following day, the DSC, together with the Company’s independent financial advisors, Credit Suisse and JPMorgan, as well as with the Company’s legal advisors, met to discuss SCOR’s letter of February 23, 2007. No response from Converium was sent as a further letter from SCOR dated February 26, 2007 was received before a response was issued.

On Monday, February 26, 2007, Mr. Kessler sent a letter to Dr. Dennler, reiterating SCOR’s desire to acquire Converium and have the board of directors and the management of the putative combined entity consist of both SCOR and Converium personnel. The letter also stated that SCOR planned to pre-announce its intention to commence a public tender offer for all publicly held Shares of Converium in accordance with the Swiss Federal Act on Stock Exchanges and Securities Trading. On that same day, SCOR issued a pre-announcement of the unsolicited Offer in accordance with the laws of Switzerland (the “Pre-Announcement”). Although SCOR has stated that it intends to treat all Converium shareholders equally, the Pre-Announcement expressly provided otherwise as it purported to exclude shareholders in the United States and certain other jurisdictions from participating in any offer by SCOR.

On Tuesday, February 27, 2007, the Board of Directors of Converium, together with members of the DSC, its independent financial advisors, Credit Suisse and JPMorgan, as well as Converium’s Swiss legal advisors, met to discuss the Pre-Announcement and the letter it received that day from SCOR. The Board once again unanimously rejected the proposal on the grounds that the proposal fundamentally failed to recognize the value of Converium’s franchise and growth prospects and therefore, was not in the interest of Converium, its shareholders or its customers. On the same day, the Company issued a press release to publicly reiterate its rejection of the proposal.

On February 27, 2007, the day after SCOR issued the Pre-Announcement, Dr. Dennler sent a letter to Mr. Kessler, stating that Converium’s Board of Directors reviewed the Pre-Announcement and indicated that SCOR’s proposal would not be in the best interest of Converium’s shareholders. In the letter, Dr. Dennler urged SCOR to consider Converium’s 2006 year-end financials and its medium-term strategic plan, which were to be released on February 28, 2007.

On Wednesday, February 28, 2007, Converium released its financial results for the fiscal year ended December 31, 2006 and its road map to generate a sustainable return on equity (“ROE”) of 14% by 2009. In a related press release and investor presentation, the Board reiterated its belief that SCOR’s proposal failed to recognize Converium’s full stand-alone value potential.

Later that day, Mr. Kessler sent a letter to Ms. Beale, stating that after reviewing Converium’s 2006 year-end financials and medium-term strategic plan, SCOR still believed that a SCOR — Converium combination would be a beneficial undertaking. In the letter, Mr. Kessler noted SCOR’s belief that Converium “has a strong management team” and reiterated SCOR’s offer of select management positions in the merged company to certain Converium employees. Mr. Kessler also sent a letter to Dr. Dennler on February 28, 2007, requesting that Dr. Dennler meet with him and discuss the specifics of SCOR’s proposal.

On Thursday, March 1, 2007, Converium issued a press release announcing that Standard & Poor’s raised the Company’s long-term financial strength rating to “A−” (“strong”) with a stable outlook based on Converium’s strengthened management team, sound infrastructure, strong competitive position and strong capitalization. On Friday, March 2, 2007, Dr. Dennler and Ms. Beale each sent a letter to Mr. Kessler, discussing Converium’s rating upgrade and reiterated that the Board of Directors of Converium believes that the SCOR offer is not in the best interest of Converium’s shareholders. The letters also stated that Converium would be open to any amended proposals made by SCOR.

On Monday, March 5, 2007, in light of the Converium Board of Director’s strong belief in the equal treatment of Converium’s shareholders and the paramount importance of full and fair disclosure as fundamental elements of any shareholder decision, Converium filed a motion with the Swiss Takeover Board to request that any offer by SCOR be extended to shareholders in the United States, a shareholder group which we believe represents a large portion of Converium’s outstanding Shares. No response to this request has been received to date.

On Monday, March 19, 2007, Converium issued a press release and investor presentation providing further details on Converium’s road map towards a sustainable 14% ROE by 2009, backed by management’s strong and successful track record in turning Converium around. The press release and investor presentation highlighted the risks associated with SCOR Shares and thus our belief that SCOR Shares represent a weak form of Offer Consideration (approximately 80% of the total consideration pursuant to the Offer is SCOR Shares with the cash component to come from Converium’s own excess capital), as well as the major risks of business and key personnel attrition arising from the hostility of SCOR’s proposal.

On Wednesday, April 4, 2007, SCOR held an investor conference to discuss its annual results for the fiscal year ended December 31, 2006 and its “dynamic lift” plan, which included a discussion of the Offer and Converium’s road map to generate a sustainable ROE. Later that evening, the Company issued a press release in which it urged Converium shareholders to carefully review SCOR’s analysis of Converium because SCOR’s presentation erroneously stated information related to Converium’s road map to generate a sustainable ROE.

On Thursday, April 5, 2007, SCOR issued the Offer Prospectus in respect of the Offer. As was disclosed in the Pre-Announcement, the Offer expressly excludes shareholders in the United States and certain other jurisdictions from participating in the Offer. That same day, Mr. Kessler sent a letter to Dr. Dennler in which Mr. Kessler offered to present SCOR’s “dynamic lift” plan in person to Converium’s Board of Directors and further reiterated SCOR’s desire to combine with Conveirum. Later that evening, Converium issued a press release in which it urged shareholders to defer making a decision with regard to the Offer until they have been advised of Converium’s Board of Directors’ position with respect to the Offer.

On Wednesday, April 11, 2007, Converium announced that in line with Converium’s road map to generate a sustainable ROE of 14% by 2009, its Board of Directors was proposing a reduction in the par value of the Shares from CHF 5 per share to CHF 2.50 per share to be approved at Converium’s Annual General Meeting on May 10, 2007. If approved, it is expected that such payment would be made by mid-July 2007. Later that day, in response to Mr. Kessler’s letter of April 5, 2007, Dr. Dennler sent a letter to Mr. Kessler stating that in light of the fact that no alternative proposals to SCOR’s Offer were forthcoming, Converium’s Board did not see the need to hold further discussions with SCOR. Dr. Dennler also explained the Board’s reasoning behind rejecting the Offer including the significant business, integration and execution risks associated with the Offer. Dr. Dennler also reiterated the Board’s willingness to entertain any proposed changes to the Offer.

On Thursday, April 12, 2007, Mr. Kessler sent a letter to Dr. Dennler stating that SCOR regrets Converium’s rejection of the Offer and further reiterated SCOR’s belief that a combined company would be a beneficial undertaking. Mr. Kessler also expressed his belief that a seamless integration of SCOR and Converium would be possible due to the purported similarities between the companies.

On Friday, April 13, 2007, Dr. Dennler sent a letter to Mr. Kessler urging Mr. Kessler to review Converium’s response to the Offer, which would come in due course. Dr. Dennler again reiterated the Board’s willingness to discuss any new and improved proposals to the Offer.

Reasons for the Recommendation of the Board

In reaching the conclusion that the Offer is not in the best interests of either Converium, Converium’s shareholders or Converium’s customers, Converium’s Board of Directors consulted with its senior management, legal and independent financial advisors and took into account numerous other factors including, but not limited to, the following principal factors:

(i)	The opportunistic timing of the Offer disadvantages Converium’s shareholders.

•	The Pre-Announcement was made before Standard & Poor’s raised the Company’s long-term financial strength rating to “A−” (“strong”) with a stable outlook and the announcement by Converium of its (i) significantly improved operating results for 2006 (net earnings from continuing operations of $215 million being more than six times above 2005 net earnings of $34 million), (ii) medium-term value creation road map to generate a sustainable ROE of 14% by 2009 and (iii) plan to optimize capital efficiency, by seeking shareholder approval to return $300 million to shareholders through the use of hybrid capital, and the Offer thus fails to consider any of these positive and material developments.

(ii)	The Offer undervalues Converium.

•	The Offer Consideration represents only a 12.3% premium compared to the closing stock market price of Converium’s Shares on the last trading day preceding the public announcement by SCOR of its acquisition of 32.9% of Converium’s outstanding Shares (February 16, 2007) and a 16% premium compared to the average market price of the Shares for the one-month period preceding the announcement by SCOR of its acquisition of 32.9% of Converium’s outstanding Shares.

•	Reflecting the opportunistic timing of the Offer and the value-sensitive information publicly disclosed by Converium since February 16, 2007, the average implied Offer Consideration represents a 4% discount compared to the average closing market price of Converium’s Shares between February 19, 2007 and April 11, 2007.

•	The premium implied by SCOR’s Offer is significantly below any premium observed in all significant unsolicited public tender offers completed for Swiss companies since 2005. The transactions include: Hexagon AB /Leica Geosystems AG (2005, cash/stock offer), Gatebrook Ltd. / Saia Burgess Electronics Holding AG (2005, cash offer), Liechtensteinische Landesbank AG / Bank Linth AG (2006, cash offer), and Rank Group / SIG Holding AG (pending, cash offer). In these four transactions, the average premium on the last day preceding the initial announcement of an offer was 31.2%, whereas SCOR’s Offer only represents a premium of 12.3% (compared to the closing stock market price of Converium’s Shares on February 16, 2007). Using the average market price for the one-month period preceding an announcement, the average premium for the aforementioned transactions was 52.6%, whereas SCOR’s Offer only represents a 16% premium.

(iii)   The Offer does not fully reflect the long-term value of Converium’s strategic plan.

•	The Board of Directors and senior management of Converium believe that execution of the Company’s road map to generate a sustainable return on equity of 14% by 2009 will create long-term shareholder value in excess of the Offer Consideration.

•	The recent Standard & Poor’s upgrade of the Company’s long-term financial strength rating to “A−” (“strong”) with a stable outlook confirms the lower execution risks relating to the Company’s standalone strategy.

•	In line with Converium’s strategy to return value to its shareholders and in line with the active capital management approach pursued by Converium, the Board of Directors of Converium proposes a reduction in the par value of the Shares from CHF 5 per share to CHF 2.50 per share to be approved by Converium’s shareholders at the Annual General Meeting on May 10, 2007. If approved, it is expected that such payment would be made by mid-July 2007.

(iv)	The Offer carries significant business, integration and execution risks which puts the value of the SCOR Shares, which represent approximately 80% of the Offer Consideration, at risk.

•	The Offer carries significant business risks: a takeover could trigger a defection of customers who want to diversify their reinsurance providers, as opposed to concentrating policies (and thus risk) with one reinsurance company. A hostile takeover could increase this attrition risk, causing customers to cancel their reinsurance policies immediately upon a change in control. While it is difficult to predict the exact amount of premium volume that we would lose if SCOR is successful in its hostile Offer, we estimate that it could be up to approximately $800 million. This amount is based on our assumption that if the hostile Offer were consummated, the combined entity could lose up to approximately $330 million, or 9%, of the premium volume generated from the combined non-life businesses of Converium and SCOR (excluding premiums we derive from our joint ventures with GAUM (as defined below) and MDU (as defined below)) due to customer overlap. We also estimate that we could lose up to an additional $110 million in premium volume generated by key underwriters and teams of underwriting specialists due to potential staff attrition if the hostile Offer were consummated. We further estimate that if the hostile Offer were consummated, we could lose an additional $361 million in premium revenue derived from our MDU and GAUM joint ventures. The agreements relating to these joint ventures contain change of control provisions which are discussed in further detail below.

•	The most important asset of any reinsurance company is its employees. The hostile nature of the Offer may trigger an exodus at every level of senior management, of underwriters and of other valuable specialists which would significantly impair the franchise of the Company. These departures would also have a negative impact on synergies and increase attrition of customers.

•	The hostile nature of the Offer is unlikely to foster a proper integration of both companies, especially as Converium’s senior management is strongly opposed to the hostile nature of SCOR’s approach to the Offer. Furthermore, according to Standard & Poor’s statement of February 28, 2007, if SCOR is successful in its unsolicited Offer, leading to potential integration risks such as Converium seeing significant loss of key staff and/or support from its key European client base, Converium’s outlook would likely be revised to negative. Based on public information, SCOR estimates that the combined entity will barely meet the capital adequacy ratio for a Standard & Poor’s “A−” rated company at the end of 2007. This implies that the combined entity will jeopardize its rating should a severe natural catastrophic development occur in the second half of 2007, whereas Converium currently possesses material excess capital as a standalone entity. SCOR’s hostile approach was undertaken immediately after its acquisition of Revios Rückversicherung AG, which is still being integrated with SCOR’s operations. This process adds further execution and hence valuation risks to the Offer Consideration.

•	The operating synergies expected by SCOR from the combination are likely to be challenging to deliver in a hostile context and could be materially reduced if the franchise value of Converium is not preserved or if the “A−” rating of the combined entity is not achieved or is put into question.

•	The Board of Directors and senior management of the Company believe that the Offer does not adequately take into account from a financial point of view the important business, integration and execution risks associated with the transaction, especially as approximately 80% of the total consideration offered to Converium shareholders pursuant to the Offer is in the form of SCOR Shares, which risk losing substantial value in the event of an unsuccessful integration or for other reasons.

•	Finally, the insistence of SCOR to combine the offices of both the CEO and Chairman of the Board of Directors of the combined entity would contravene Article 13 of the Ordinance on the Supervision of private Insurance Companies, which stipulates that a Chairman of the Board of Directors may not simultaneously be the CEO of an insurance or reinsurance company. Although the Federal Office of Private Insurance (“FOPI”) may grant an exemption from this rule in extraordinary cases, were such an exemption to be granted, combining the positions of CEO and Chairman would ignore best market practice standards, which could undermine shareholder governance protections in the context of a potentially challenging integration of Converium.

(v)	It is questionable whether the combined entity will be able to deliver stronger, sustainable and profitable growth as compared to Converium on a standalone basis.

•	Based on SCOR’s public statements, SCOR anticipates that the combined entity’s book of business would grow at a lower growth rate than that of Converium if Converium were to continue to operate as a standalone entity. For example, SCOR anticipates that the combined entity will grow its gross premiums written at a rate of 7% per year from 2007 to 2010, whereas we believe that Converium, if it were to continue operating as a standalone entity, would grow at a rate of 17% per year over the next two years based on our anticipated ability to regain a portion of the business we lost as a result of our ratings downgrade in 2004 (approximately 10% per year), as well as new business which we expect to acquire (approximately 7% per year).

•	Based on SCOR’s public statements, SCOR anticipates a lower ROE for the combined entity than that of Converium as a standalone entity: approximately 13% over the cycle for SCOR (taking into consideration synergies which are challenging to deliver in the context of a hostile transaction) versus Converium’s sustainable expected ROE of 14% to be reached by 2009 through organic growth. Furthermore, SCOR’s 13% target is not comparable to Converium’s 14% target as it is based on tangible equity which includes a deduction for sizeable intangibles on SCOR’s balance sheet post transaction whereas Converium calculates its ROE on the shareholders’ equity at the beginning of the year pre dividend payment and including intangibles. On an adjusted basis, SCOR’s ROE therefore appears to be much lower: based on consensus earning estimates for SCOR and Converium and taking into account at face value the operating synergies announced by SCOR, we estimate SCOR’s pro forma ROE calculated on a comparable basis to that of Converium at approximately 11%.

•	Based on SCOR’s public statements, SCOR anticipates a combined capital adequacy ratio barely reaching the level required for an “A−” rating by the end of 2007 with limited hybrid capacity, putting SCOR’s rating at risk in the event of adverse developments or increasing the likelihood of future equity capital raising to finance its growth. In contrast, Converium is strongly capitalized and proposes to return $300 million to its shareholders in 2007 while preserving sufficient adequate capital to finance its strategic plan.

•	In 2006, Converium proved that it was capable of outperforming SCOR. In 2006, for example, Converium increased its income from continuing operations by 409% from $34 million to $215 million, which is markedly greater than SCOR’s 69% increase in the same year from €242 million to €409 million. Also, over the last 12 months, the price of Converium’s Shares has materially outperformed that of SCOR (an increase of 136% for Converium versus 109% for SCOR).

(vi)	Consummation of the Offer poses serious business disruption risks that would be triggered by a change in control of Converium or a future ratings downgrade.

•	If the Offer is consummated, the combined group will have a lower capital adequacy ratio than Converium currently has as a standalone entity, which could result in future ratings downgrades. Should that be the case, certain entities with whom Converium conducts a significant portion of its business will have the right to terminate any outstanding agreements with us upon consummation of the Offer or upon a future ratings downgrade, two of which agreements are described as follows:

(a) Global Aerospace Underwriting Managers Ltd. (“GAUM”)

Converium currently owns a 30.1% stake in GAUM (of which Mr. Benjamin Gentsch serves as a director), a leading international commercial and general aviation underwriting agency, which has enabled Converium to strengthen its long-term position in the Aviation and Space line of business. In this regard, Converium has entered into a pool members’ agreement under which it became a member of the aviation and aerospace pools run by GAUM and its subsidiary, Global Aerospace Inc. Gross premiums assumed through the pools managed by GAUM were $230.8 million, $206.2 million and $289.1 million for 2006, 2005 and 2004 respectively.

Immediately following the consummation of the Offer, the pool members, upon approval by the committee of representatives of the pool, would have the right to serve Converium with a notice terminating its membership.

Additionally, the pool members’ agreement with respect to GAUM provides that if a member of the pool has its financial strength rating downgraded below BBB+ by Standard & Poor’s it may be served with a notice terminating its membership in the pool upon approval by the committee of representatives of the pool. If Converium’s pool membership were terminated, Converium may also be required to sell its 30.1% stake in GAUM and, therefore, Converium would no longer be entitled to participate in the premiums that are being generated from GAUM, as well as the dividend generated by the agency. Because a substantial portion of the premiums are generated in the second half of the fiscal year, the consummation of the Offer could cause Converium to lose a disproportionate amount of yearly premium volume, which would amount to approximately $190 million for 2007.

(b) Medical Defence Union (“MDU”)

In 2000, Converium (through one of its predecessor entities) entered into a strategic alliance with MDU (of which Ms. Beale and Messrs. Gentsch and Zdrenyk serve as directors) which resulted in Converium acquiring a 49.9% participation in Medical Defence Union Services Ltd. (“MDUSL”). MDUSL distributes medical malpractice insurance policies to the members of MDU. Gross premiums written from MDU were $187.6 million, $178.6 million and $170.9 million for 2006, 2005 and 2004, respectively. The MDUSL Shareholders’ Agreement provides that MDU may purchase Converium’s 49.9% shareholding in MDUSL upon the occurrence of certain events, including (i) consummation of a change in control of Converium or (ii) if Converium’s credit rating is lowered by more than seven points from its initial “A+” rating, by a recognized credit ratings agency. In the event that MDU exercises this right, Converium could lose a significant portion of its annual premiums generated from MDU, which for 2007 is expected to amount to approximately £98.5 million, plus fee income of Converium Insurance (UK) Ltd. in the amount of £2.5 million.

(vii)  The Offer unfairly excludes an important part of Converium’s shareholder base.

•	Although SCOR has stated that it intends to treat all Converium shareholders equally, the Offer expressly provides otherwise as it purports to exclude shareholders in the United States and certain other jurisdictions from participating. In light of the Converium Board of Director’s strong belief in the equal treatment of Converium shareholders and the paramount importance of full and fair disclosure as fundamental elements of any shareholder decision, Converium filed a motion with the Swiss Takeover Board to request that any offer by SCOR be extended to shareholders in the United States, a shareholder group which we believe represents a large portion of Converium’s outstanding Shares.

The discussion of the information and factors considered by Converium’s Board is not intended to be exhaustive but addresses all of the material information and factors that Converium’s Board considered in its review of the Offer. In view of the variety of factors and the amount of information considered, Converium’s Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining to recommend that shareholders reject the Offer.

Recommendation of the Board

In light of the above factors, Converium’s Board determined that the Offer is not in the best interests of Converium or Converium’s shareholders. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CONVERIUM’S SHAREHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.  The Board of Directors’ decision to unanimously reject the Offer is fully supported by all members of the Company’s Global Executive Committee.

In addition, in arriving at their recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described under “Past Contacts, Transactions, Negotiations and Agreements.”

(c) Intent to Tender

To Converium’s knowledge, after reasonable inquiry, Converium’s executive officers and directors currently intend to hold the Shares beneficially owned by them and not tender in the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Board retained Credit Suisse and JPMorgan to act as its independent financial advisors pursuant to a letter agreement dated December 21, 2006 in connection with the Company’s analysis and consideration of, and response to, any offer to acquire Converium, including the Offeror’s proposal and with respect to any possible purchase of all or a portion of the stock or assets of the Company, or a sale of the Company. The Company has agreed to pay each of Credit Suisse and JPMorgan customary fees for such services. The Company has also agreed to reimburse each of Credit Suisse and JPMorgan for all out-of-pocket expenses up to €250,000, including fees of counsel, and to indemnify each of them and certain related persons against certain liabilities relating to, or arising out of, the engagement.

Pursuant to: (i) a letter agreement dated February 22, 2007, the Company has retained Financial Dynamics and (ii) letter agreements dated February 6 and February 9, 2007, the Company has retained CapitalBridge, in each case to assist it in connection with the Company’s communications with its shareholders with respect to the Offer, to monitor trading activity in the Shares, and to identify investors holding noteworthy positions in street name. Both Financial Dynamics and CapitalBridge will receive reasonable customary compensation for their services. The Company has also agreed to reimburse Financial Dynamics and CapitalBridge for their out-of-pocket expenses in connection with the engagement. The Company has also agreed to indemnify Financial Dynamics and CapitalBridge against certain liabilities arising out of or in connection with the engagements.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to holders of Shares on the Company’s behalf concerning the Offer.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge, after reasonable inquiry, any of the Company’s directors, executive officers, affiliates or subsidiaries.

				Exchange
	Date of	Nature of	Number of	Transaction	Price
Name	Transaction	Transaction(1)	Shares	Effected On	(CHF)

Converium Holding AG	2/28/07	Purchase	300,000	SWX Swiss Exchange	20.81
Converium Holding AG	3/6/07	Purchase	250,000	SWX Swiss Exchange	20.00

(1)	From time to time, Converium purchases Shares on the open market in order to satisfy its obligation to deliver Shares upon exercise of options held by employees of Converium.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a)  Except as set forth in this Schedule 14D-9, Converium is not currently undertaking or engaged in any negotiation in response to the Offer that relates to or would result in: (i) a tender offer for or other acquisition of securities by or of Converium or any other person; (ii) an extraordinary transaction, such as a merger or reorganization, involving Converium or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets by Converium or any of its subsidiaries; or (iv) any material change in the present indebtedness, capitalization or dividend policy of Converium.

From time to time in the ordinary course of its business the Company considers various transactions involving the issuance of Shares and the purchase, sale or exchange of assets. The Company is currently actively exploring certain of such transactions. As of the date hereof, there are no binding agreements or agreements in principle with respect of any transaction.

(b)  Except as set forth in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer, that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

Item 8.	Additional Information to be Furnished.

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Regulatory Matters

Antitrust Approvals.

European Commission.  The consummation of the Offer is subject to SCOR having obtained the antitrust clearance of the European Commission. On March 13, 2007, SCOR notified the European Commission of its proposed acquisition of control over Converium. It is anticipated that the European Commission will adopt a decision with respect to the Offer in late April 2007. The European Commission can either approve the Offer or, if it has serious doubts as to the Offer’s compatibility with the common market, open an in-depth investigation that would last approximately four additional months. The April 2007 decision date would be delayed by ten business days if (a) SCOR were to offer commitments that it would address any competition concerns identified by the European Commission or (b) the European Commission were to receive a request for a referral of the transaction by a Member State of the European Union.

Other antitrust approvals.  The consummation of the Offer may also be subject to other antitrust approvals in other jurisdictions.

Insurance Approvals.

Germany.  Converium Rîuckversicherung (Deutschland) AG is regulated in Germany and is engaged exclusively in the reinsurance business. It is thus an insurance enterprise within the meaning of the German Insurance Supervision Act and as such is subject to governmental supervision. This supervision is exercised by the Federal Insurance Supervisory Office (BaFin) located in Bonn, Germany.

Switzerland.  Converium AG is regulated in Switzerland and is engaged exclusively in the reinsurance business. It is thus a reinsurance enterprise within the meaning of the Swiss Federal Law on the Supervision of Insurance Companies and as such is subject to supervision by the FOPI located in Bern, Switzerland.

United Kingdom.  Converium Insurance (UK) Inc., Converium London Management Inc. and Converium Underwriting Ltd. are each regulated in the United Kingdom and are engaged in the insurance and reinsurance business. They are thus insurance enterprises and as such are subject to supervision by the Financial Services Authority (FSA) in London, United Kingdom.

Forward-Looking Statements

This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘seek to’, ‘expects’, ‘aims’, ‘should continue’, ‘believes’, ‘anticipates’, ‘estimates’ and ‘intends’. The specific forward-looking statements cover, among other matters, return on equity and premium. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include our ability to refinance our outstanding indebtedness and increase our use of hybrid capital; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; our ability to expand into emerging markets; our ability to enter into strategic investment partnerships; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York’s Attorney General and other governmental authorities; our ability to regain past customers following any rating upgrades and the resolution of the investigations being carried out by the US Securities and Exchange Commission, New York’s Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company’s filings with the US Securities and Exchange Commission (including, but not limited to, our Annual Report on Form 20-F filed with the US Securities and Exchange Commission) and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.  Exhibits.

Exhibit No.	Description

(a)(1)	Letter, dated February 18, 2007, from Mr. Denis Kessler to Dr. Markus Dennler
(a)(2)	Letter, dated February 26, 2007, from Mr. Denis Kessler to Dr. Markus Dennler
(a)(3)	Letter, dated February 27, 2007, from Dr. Markus Dennler to Mr. Denis Kessler
(a)(4)	Letter, dated February 28, 2007, from Mr. Denis Kessler to Dr. Markus Dennler
(a)(5)	Letter, dated February 28, 2007, from Mr. Denis Kessler to Ms. Inga Beale
(a)(6)	Letter, dated March 2, 2007, from Dr. Markus Dennler to Mr. Denis Kessler
(a)(7)	Letter, dated March 2, 2007, from Ms. Inga Beale to Mr. Denis Kessler
(a)(8)	Press Release issued by Converium on February 19, 2007 (incorporated by reference to the Company’s Form 6-K filed on February 23, 2007)
(a)(9)	Press Release issued by Converium on February 20, 2007 (incorporated by reference to the Company’s Form 6-K filed on February 23, 2007)
(a)(10)	Press Release issued by Converium on February 26, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 26, 2007)
(a)(11)	Press Release issued by Converium on February 28, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 28, 2007)
(a)(12)	Press Release issued by Converium on February 28, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 28, 2007)
(a)(13)	Financial highlights issued by Converium on February 28, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 28, 2007)
(a)(14)	Transcript issued by Converium on February 28, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 28, 2007)
(a)(15)	Investor Presentation of Converium, dated February 28, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 1, 2007)
(a)(16)	Press Release issued by Converium on March 1, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 1, 2007)
(a)(17)	Statement of Converium, dated March 2, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 1, 2007)
(a)(18)	Press Release issued by Converium on March 19, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 19, 2007)
(a)(19)	Investor Presentation of Converium, dated March 19, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 19, 2007)
(a)(20)	Q&A, dated April 2, 2007, released on Converium’s website (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 3, 2007)

Exhibit No.	Description

(a)(21)	Press Release issued by Converium, dated April 2, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 4, 2007)
(a)(22)	Press Release issued by Converium, dated April 2, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 5, 2007)
(a)(23)	Alert issued by Converium, dated April 11, 2007
(a)(24)	Letter, dated April 5, 2007, from Mr. Denis Kessler to Dr. Markus Dennler
(a)(25)	Letter, dated April 11, 2007, from Dr. Markus Dennler to Mr. Denis Kessler
(a)(26)	Letter, dated April 12, 2007, from Mr. Denis Kessler to Dr. Markus Dennler
(a)(27)	Letter, dated April 13, 2007, from Mr. Denis Kessler to Dr. Markus Dennler
(a)(28)	Release issued by Converium, dated April 13, 2007
(a)(29)	Q&A, dated April 13, 2007, released on Converium’s website
(e)(1)	Excepts from Converium’s Annual Report filed on Form 20-F, dated June 29, 2006
(e)(2)	Form of Converium Standard Stock Option Plan for Non-US Employees (incorporated by reference to Converium’s Registration Statement on Form F-1 filed on December 5, 2001)
(e)(3)	Form of Converium Standard Stock Purchase Plan for Non-US Employees (incorporated by reference to Converium’s Registration Statement on Form F-1 filed on December 5, 2001)
(e)(4)	Form of Converium Annual Incentive Deferral Plan (incorporated by reference to Converium’s Registration Statement on Form F-1 filed on December 5, 2001)
(e)(5)	Converium Long Term Incentive Plan
(g)	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONVERIUM HOLDING AG

By:	/s/ Christian Felderer
Name: Christian Felderer

Title:	General Legal Counsel

Dated: April 13, 2007

INDEX OF EXHIBITS

Exhibit No.	Description

(a)(1)	Letter, dated February 18, 2007, from Mr. Denis Kessler to Dr. Markus Dennler
(a)(2)	Letter, dated February 26, 2007, from Mr. Denis Kessler to Dr. Markus Dennler
(a)(3)	Letter, dated February 27, 2007, from Dr. Markus Dennler to Mr. Denis Kessler
(a)(4)	Letter, dated February 28, 2007, from Mr. Denis Kessler to Dr. Markus Dennler
(a)(5)	Letter, dated February 28, 2007, from Mr. Denis Kessler to Ms. Inga Beale
(a)(6)	Letter, dated March 2, 2007, from Dr. Markus Dennler to Mr. Denis Kessler
(a)(7)	Letter, dated March 2, 2007, from Ms. Inga Beale to Mr. Denis Kessler
(a)(8)	Press Release issued by Converium on February 19, 2007 (incorporated by reference to the Company’s Form 6-K filed on February 23, 2007)
(a)(9)	Press Release issued by Converium on February 20, 2007 (incorporated by reference to the Company’s Form 6-K filed on February 23, 2007)
(a)(10)	Press Release issued by Converium on February 26, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 26, 2007)
(a)(11)	Press Release issued by Converium on February 28, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 28, 2007)
(a)(12)	Press Release issued by Converium on February 28, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 28, 2007)
(a)(13)	Financial highlights issued by Converium on February 28, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 28, 2007)
(a)(14)	Transcript issued by Converium on February 28, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 28, 2007)
(a)(15)	Investor Presentation of Converium, dated February 28, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 1, 2007)
(a)(16)	Press Release issued by Converium on March 1, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 1, 2007)
(a)(17)	Statement of Converium, dated March 2, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 1, 2007)
(a)(18)	Press Release issued by Converium on March 19, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 19, 2007)
(a)(19)	Investor Presentation of Converium, dated March 19, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 19, 2007)
(a)(20)	Q&A, dated April 2, 2007, released on Converium’s website (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 3, 2007)
(a)(21)	Press Release issued by Converium, dated April 2, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 4, 2007)
(a)(22)	Press Release issued by Converium, dated April 2, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 5, 2007)
(a)(23)	Alert issued by Converium, dated April 11, 2007
(a)(24)	Letter, dated April 5, 2007, from Mr. Denis Kessler to Dr. Markus Dennler
(a)(25)	Letter, dated April 11, 2007, from Dr. Markus Dennler to Mr. Denis Kessler
(a)(26)	Letter, dated April 12, 2007, from Mr. Denis Kessler to Dr. Markus Dennler
(a)(27)	Letter, dated April 13, 2007, from Mr. Denis Kessler to Dr. Markus Dennler
(a)(28)	Release issued by Converium, dated April 13, 2007
(a)(29)	Q&A, dated April 13, 2007, released on Converium’s website
(e)(1)	Excepts from Converium’s Annual Report filed on Form 20-F, dated June 29, 2006

Exhibit No.	Description

(e)(2)	Form of Converium Standard Stock Option Plan for Non-US Employees (incorporated by reference to Converium’s Registration Statement on Form F-1 filed on December 5, 2001)
(e)(3)	Form of Converium Standard Stock Purchase Plan for Non-US Employees (incorporated by reference to Converium’s Registration Statement on Form F-1 filed on December 5, 2001)
(e)(4)	Form of Converium Annual Incentive Deferral Plan (incorporated by reference to Converium’s Registration Statement on Form F-1 filed on December 5, 2001)
(e)(5)	Converium Long Term Incentive Plan
(g)	Not applicable